FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

By: Name:	/s/ William Weili Dai William Weili Dai
Title:	Chief Financial Officer
Date: August 24, 2009

Exhibit 99.1
China Nepstar Chain Drugstore Reports Second Quarter 2009
Financial Results
- Improved Operating Margin and Continued Cash Generation -
Shenzhen, China, August 24, 2009 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the quarter ended June 30, 2009.
Financial Highlights
In January 2009, Nepstar terminated a voting rights assignment agreement, which assigned 30% of the total voting rights of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”) to Nepstar. As of December 31, 2008, JZJ had 355 drugstore outlets, all located in the Yunnan province. As a result, Nepstar no longer consolidated JZJ’s financials beginning in the first quarter of 2009, and the financial results of JZJ were accounted for under the equity method.
To facilitate comparability of figures between periods presented, pro forma financial information is presented to show the accounting impact of the termination of the voting rights assignment agreement as if that had been taken place in the beginning of the relevant period.
For the quarter ended June 30, 2009:
•	Revenue was RMB534 million (US$78 million) reflecting a 7.5% increase compared to revenue of RMB497 million in the second quarter of 2008 on a pro forma basis

•	Operating margin improved to 4.1%, compared to 2.6% for the first quarter of 2009

•	Net income was RMB30 million (US$4 million)

•	Net cash flow from operations was RMB78 million (US$11 million)
“We remain focused on balancing revenue growth and margin improvement as this is our theme of this rather challenging year 2009,” commented Mr. Ian Wade, Chief Executive Officer of Nepstar. “Our efforts to adjust product mix and pricing to reflect the changing needs of customers in this environment have enabled us to minimize adverse effects on overall store performance.”

Second Quarter Results
During the second quarter of 2009, the Company opened 19 new stores and closed 43 stores. As of June 30, 2009, Nepstar had a total of 2,312 stores in operation.
Revenue for the quarter ended June 30, 2009 was RMB534 million (US$78 million), compared to revenue of RMB585 million for the same period in 2008, and revenue of RMB497 million for same period in 2008 on a pro forma basis.
Second quarter revenue contribution from prescription drugs was 21.3%, over-the-counter (“OTC”) drugs was 36.9%, nutritional supplements was 20.8%, traditional Chinese herbal products was 3.7% and other products was 17.3%.
Same store sales (for the 1,608 stores opened before December 31, 2007) for the second quarter of 2009 decreased by 1.3% from the same period in 2008. The decline was mainly due to the decline in the general economic environment in Guangdong Province and certain cities in the Yangtze River Delta, where many export oriented businesses have suffered from a drop of global demand due to the economic recession in many key economies around the world. Of the 1,608 stores opened before December 31, 2007, over 1,100 stores are located in Guangdong Province and Yangtze River Delta.
Nepstar’s portfolio of private label products included 1,487 products as of June 30, 2009. Sales of private label products represented approximately 28.7% of revenue and 42.5% of gross profit for the second quarter of 2009.
Second quarter gross profit was RMB256 million (US$38 million), compared to RMB283 million for the same period in 2008 and RMB254 million for the same period in 2008 on a pro forma basis. Gross margin for the second quarter of 2009 was 48.0% compared to 48.3% for the same period in 2008 and 51.1% for the same period in 2008 on a pro forma basis. The decrease in gross margin for the second quarter of 2009 compared with pro forma results was largely due to price adjustments of certain price sensitive products to maintain competitiveness and address the changing consumer consumption pattern as a result of worsened economic environment.
Sales, marketing and other operating expenses as a percentage of revenue for the second quarter of 2009 increased to 38.6% compared to 36.7% for the of the same period in 2008 and 38.1% for the same period in 2008 on a pro forma basis. This increase was primarily due to an increase in the proportion of newly opened stores in Nepstar’s store base. Nepstar also incurred costs of RMB2 million associated with store closures in the second quarter of 2009. This increase was partially offset by a decrease in sales, marketing and other operating expenses, which dropped for the third consecutive quarter in absolute terms since the fourth quarter of 2008, due to effective cost control measures, particularly in head-count reduction and renegotiation of rental terms.
General and administrative expenses as a percentage of revenue for the second quarter of 2009 were 5.3% compared to 4.3% for the same period in 2008 and 5.0% for the same period in 2008 on a pro forma basis. This increase compared to the same period in 2008 on a pro forma basis was primarily due to additional administrative and compliance costs related to being a publicly listed company as well as higher labor cost associated with new recruits in management team.
As a result of previously mentioned factors, operating income for the second quarter of 2009 was RMB22 million (US$3 million) compared to RMB43 million for the same period in 2008 and

RMB40 million for the same period in 2008 on a pro forma basis. However, operating margin increased from 2.6% in the first quarter of 2009 to 4.1% in the second quarter.
Interest income for the second quarter of 2009 was RMB20 million (US$3 million) compared to RMB29 million for of the same period in 2008 on a pro forma basis and RMB24 million for the first quarter of 2009. The decrease in interest income was primarily due to (i) the conversion of a majority of the held-to-maturity investment securities into bank deposits at the maturity date; (ii) a general decrease of interest rates for bank deposits; and (iii) lower cash balances as a result of dividend payment of approximately RMB248 million in May 2009.
Nepstar’s effective tax rate was 29.2% for second quarter of 2009, compared to 20.2% for the same period in 2008. The increase in effective tax rate was primarily due to relatively higher portion of Nepstar’s taxable profits being generated by subsidiaries subject to the PRC statutory tax rate, rather than the preferential rate.
Net income for the second quarter of 2009 was RMB30 million (US$4 million), which represented RMB0.30 (US$0.04) basic earnings per American depositary share (“ADS”), and RMB0.28 (US$0.04) diluted earnings per ADS. This compares to net income of RMB56 million, which represented RMB0.52 basic and diluted earnings per ADS for the same period in 2008. The total number of outstanding ordinary shares of the Company as of June 30, 2009 was 208 million. The weighted average number of ADSs for the second quarter of 2009 was 105 million. Each ADS represents two ordinary shares of the Company.
As of June 30, 2009, Nepstar’s total cash, cash equivalents and current bank deposits were RMB1,723 million (US$252 million), long term bank deposits were RMB200 million (US$29 million), held-to-maturity investment securities were RMB400 million (US$59 million) and total shareholders’ equity was RMB2,761 million (US$404 million).
On March 16, Nepstar declared a cash dividend of US$0.35 per ADS, or approximately RMB250 million. The dividend was distributed in May.
Latest Developments and Business Outlook
Nepstar started to open stores in Hubei Province and Jilin Province, two new markets in central China and Northeast China respectively, in the third quarter. The Company is carefully monitoring the local consumers’ reflection and is actively fine-tuning product offerings for those stores in new markets.
In July, Nepstar entered into a definitive agreement with Beijing Run Ze Tang Drugstore, to acquire its five drugstores in Beijing. This acquisition represents Nepstar’s first retail presence in Beijing. The five stores being acquired have an average store size of 170 square meters, and are located in densely populated residential areas in Beijing. The stores will be serviced by the Company’s regional logistics center in Tianjin, where Nepstar has over 100 stores.
Mr. Wade commented, “Our strategy to increase overall revenues includes opening additional stores in selective areas of China, where economic trends are more favorable, such as northern, western and central China. We are particularly pleased to have taken our first step in Beijing, which we believe is a very promising market. We will continue to open new stores by ourselves as well as seek synergetic acquisition targets in both existing and new markets.”

“On the operational side, we have been hiring new mid-level management as well as reformulating the existing team. In particular, we have just completed the restructuring of our merchandise planning and procurement function, which is the heart of any retail business. We believe our effort to bring together a stronger and more cohesive team will be reflected in our financial performances as they are absorbed and their contribution accelerates.”
“In general, we are cautiously optimistic about the economic recovery and are pleased to see some positive elements coming together.”
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Monday, August 24, 2009 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn .
A replay of the call will be available starting on August 24, 2009, at 11:00 a.m. Eastern Daylight Time / 11:00 p.m. Beijing Time through September 3, 2009 at 11:59 p.m. Eastern Daylight Time or September 4, 2009 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn . Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 329377.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2009, the Company had 2,312 stores across 64 cities, one headquarter distribution center and 12 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8319 on June 30, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2009, or at any other certain date. The percentages stated are calculated based on RMB.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Vice President, IR
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: dixon.chen@us.grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@us.grayling.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Statements of Operations
(amounts in thousands — except share and per-share data)

	Three-month period ended
	June 30,
	2008	2009	2009
	RMB	RMB	USD
Revenue	585,146	534,119	78,200
Cost of goods sold	(302,274)	(277,698)	(40,658)

Gross profit	282,872	256,421	37,542

Sales, marketing and other operating expenses	(214,623)	(206,287)	(30,202)
General and administrative expenses	(25,441)	(28,461)	(4,167)

Income from operations	42,808	21,673	3,173

Interest Income	29,358	19,962	2,923
Dividend income from cost method investments	150	—	—
Equity in income of an affiliate	—	921	135
Gain on disposal of a subsidiary	113	—	—

Earnings before income tax expense	72,429	42,556	6,231

Income tax expense	(14,639)	(12,430)	(1,820)

Net Income	57,790	30,126	4,411

Net Income attributable to non-controlling interests	(1,731)	—	—

Net income attributable to ordinary shareholders	56,059	30,126	4,411

Basic earnings per ordinary share	0.26	0.15	0.02

Diluted earnings per ordinary share	0.26	0.14	0.02

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	June 30,
	2008	2009
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and other bank deposits	1,197,884	1,723,438	252,326
Held-to-maturity investment securities	641,000	400,000	58,563
Accounts receivable, net of allowance for doubtful accounts	88,136	58,312	8,537
Prepayments for purchase of merchandise paid to related parties	70,306	60,285	8,826
Amounts due from related parties	7,244	8,277	1,212
Prepaid expenses, deposits and other current assets	178,354	134,590	19,706
Inventories	373,689	283,032	41,438
Deferred income taxes	15,863	6,635	971

Total current assets	2,572,476	2,674,569	391,579

Non-current assets
Long-term bank deposits	200,000	200,000	29,282
Held-to-maturity investment securities	400,000	—	—
Property and equipment, net	240,396	199,686	29,236
Deposits for purchases of properties paid to related parties	2,100	—	—
Rental deposits	28,873	35,997	5,271
Cost method equity investments	12,638	12,638	1,850
Equity method investments	—	17,216	2,521
Intangible assets, net	2,390	1,553	227
Goodwill	35,177	35,177	5,150
Deferred income taxes	4,723	8,708	1,275

Total non-current asset	926,297	510,975	74,812

Total Assets	3,498,773	3,185,544	466,391

	As of	As of
	December 31,	June 30,
	2008	2009
	RMB	RMB	USD
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	267,250	256,919	37,615
Amounts due to related parties	64,200	13,433	1,967
Accrued expenses and other payables	123,905	99,489	14,566
Income tax payable	35,344	26,196	3,835
Dividend payable	—	245	36

Total current liabilities	490,699	396,282	58,019

Non-current liabilities
Deferred income	14,992	19,583	2,867
Deferred income taxes	10,443	8,568	1,255

Total non-current liabilities	25,435	28,151	4,122

Total liabilities	516,134	424,433	62,141

Shareholders’ equity
Share capital	165	164	24
Additional paid-in capital	2,823,668	2,667,725	390,577
Accumulated other comprehensive loss	(38,009)	(37,648)	(5,512)
Retained earnings	173,650	130,870	19,161

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity	2,959,474	2,761,111	404,250

Non-controlling interests	23,165	—	—

Total shareholders’ equity	2,982,639	2,761,111	404,250
Commitments and Contingencies	—	—	—

Total liabilities and shareholders’ equity	3,498,773	3,185,544	466,391

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Condensed Consolidated Statements of Cash Flows
(amounts in thousands)

	Three-month period ended
		June 30,
	2008	2009
	RMB	RMB	USD
Cash flows (used in)/provided by operating activities	(105,143)	77,673	11,372
Cash flows provided by investing activities	164,069	16,148	2,364
Cash flows used in financing activities	(47,963)	(244,332)	(35,772)

China Nepstar Chain Drugstore Ltd.
Key Financials Presented with Pro forma Comparisons
(amounts in thousands — except ratios)

	Three-month period ended
	June 30,
	Pro Forma 2008	2009
	RMB	RMB
Revenue	496,726	534,119
Gross profit	253,806	256,421
Gross Margin	51.1%	48.0%
Income from operations	39,840	21,673
Operating Margin	8.0%	4.1%
Net income attributable to ordinary sharesholders	56,059	30,126
Net Margin	11.3%	5.6%

	Pro Forma
	As of December 31 2008	As of June 30 2009
	RMB	RMB
Cash, cash equivalents and other bank deposits	1,190,873	1,723,438
Total held-to-maturity investment securities	1,041,000	400,000
Long-term bank deposits	200,000	200,000
Total assets	3,383,238	3,185,544
Total liabilities	423,764	424,433
Total shareholders’ equity	2,959,474	2,761,111
Pro forma financial information is presented to show the accounting impact of the termination of the voting rights agreement as if that had been taken place in the beginning of the relevant period.